EXHIBIT 3.2

                              ARTICLES OF AMENDMENT
                                       OF
                             ST. JUDE MEDICAL, INC.

         I, the undersigned Kevin T. O'Malley, Assistant Secretary of St. Jude Medical, Inc., a corporation subject to the provisions of Chapter 302A, Minnesota Statutes, known as the Minnesota Business Corporation Act, hereby certify that resolutions adopting an amendment to the language of Article VII of the Articles of Incorporation to read as set forth below were adopted pursuant to Chapter 302A, Minnesota Statutes, by the Board of Directors and by the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote at a meeting of the shareholders held on May 9, 1996.

         RESOLVED, that the first sentence of Article VII of the corporation's Articles of Incorporation be replaced with the following:

                  "The authorized capital stock of this corporation shall be Two Hundred Fifty Million (250,000,000) shares of common stock of the par value of Ten Cents ($.10) per share (the "Common Stock") and Twenty-Five Million (25,000,000) shares of preferred stock of the par value of One Dollar ($1.00) per share (the "Preferred Stock")."

         RESOLVED FURTHER, that the officers of the corporation acting individually, are each authorized and directed to execute such documents and certificates and to take such other action as may be necessary to give effect to the previous resolution.

         IN WITNESS WHEREOF, I have hereunto set my hand this 5th day of September, 1996.



                                    /s/ Kevin T. O'Malley
                                    -------------------------------------------
                                         Kevin T. O'Malley, Assistant Secretary